Level 3
50 Colin Street
West Perth WA 6005

PO Box 893
West Perth
Western Australia 6872

Tel (08) 9322 2788
Fax (08) 9481 1669
Email hrl@herald.net.au
Web www.herald.net.au

Herald Resources Limited

ACN 008 672 071
ABN 15 008 672 071

[redacted]

03037973

28 November 2003

03 DEC -5 AM 7:21

SUPPL

SECURITIES & EXCHANGE COMMISSION
Division of Corporate Finance
Office of International Corporate Finance
Room 3045, STOP 3-4
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549
USA

PROCESSED
DEC 15 2003
THOMSON FINANCIAL

By Fax: 1 202 942 9624 **4 pages to follow**

Re: Rule 12g3-2(b) ***(82-4295)***

On behalf of Herald Resources Ltd (the "Company"), a company incorporated in Australia, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

Document Description / Date
Chairman's Address/Results of 2003 Annual General Meeting
dated 28 November 2003

Yours faithfully

M P WRIGHT
Executive Director

Enc:

dlw 12/8

Level 3
50 Colin Street
West Perth WA 6005

PO Box 893
West Perth
Western Australia 6872

Tel (08) 9322 2788
Fax (08) 9481 1669
Email hrl@herald.net.au
Web www.herald.net.au

Herald Resources Limited

ACN 008 672 071
ABN 15 008 672 071

28 November 2003

The Manager, Companies
The Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

Via ASX Online

Dear Sir

**RE: CHAIRMAN'S ADDRESS,
ANNUAL GENERAL MEETING 28 NOVEMBER 2003**

The following address will be given by our Chairman, Mr. Terry Allen, at the Company's Annual General Meeting today.

Yours faithfully

MICHAEL WRIGHT
Executive Director

Enc:

CHAIRMANS ADDRESS

I am delighted to say that commodity prices, especially in zinc, lead and gold have shown improvement since we met last year.

Of particular interest is that spot zinc and lead prices in US$ terms are now above the prices we used in our Dairi pre-feasibility study, which was based solely on the Sopokomil area of the Dairi Project.

Provided these prices remain, the robustness of the project, already at a high level, will improve even further. Naturally this will all be on the assumption that the Dairi bankable feasibility study, presently well underway, endorses the results in the pre-feasibility study.

Concurrently with running the Dairi bankable feasibility study, our exploration team have recently located spectacular lead and silver values at Sinar Pagi, about 15km north of Sopokomil. Previously announced results of up to 61.2% lead and 1290g/t silver were recorded. Although we do not expect this discovery to match Sopokomil in size or total contained metal, the high grade certainly warrants early follow up work. We are therefore considering starting exploration again in parallel to the bankable feasibility study.

I am pleased to say that our Coolgardie gold operations appear to be improving, and I am confident that the December quarter will see better results than previous quarters. For the time being we have ceased toll milling for Mines Resources Australia since the closure of their White Foil mine, and are now occupied full time with treating our own material.

As many of you would also be shareholders in Corona Gold Ltd via the recent entitlement issue, I am pleased to advise that Corona has received its cash injection from Macquarie Bank, and is carrying out detailed mapping in selected areas of the Meluak project using our Indonesian personnel. Subject to further exploration success, Macquarie will hopefully continue to fund this promising project, in which Herald also retains a significant interest.

Given that we are concentrating most of our resources on the rich Dairi project, we are considering separating some of our excellent, but non-core Australian exploration projects into a new IPO float, provided that market conditions indicate this is possible.

By the time we meet again next year, I hope that our Dairi feasibility study will be complete, and that finance and offtake agreements are in place. We have had positive meetings with parties on both those subjects, and continue to talk to various other groups.

I would like to thank Macquarie bank for their continuing support in financing our share of the Coolgardie operations, their involvement in the high risk Corona Gold's Meluak project, and as of this week providing a convertible funding facility for the Dairi feasibility study.

Our legal advisor, Blakiston & Crabb and auditors Stanton Partners have once again advised us wisely throughout the year, thank you.

I would also like to thank my other Directors, and staff for their efforts. To take a project from exploration through to pre-feasibility and into full feasibility places a considerable work load on our small staff. A particular thanks to Terry Middleton, our International Exploration Manager, who has borne the major part of this work load.

I shall now proceed to the formal part of the meeting.

Herald Resources Limited
ACN 008 672 071
ABN 15 008 672 071

Level 3
50 Colin Street
West Perth WA 6005

PO Box 893
West Perth
Western Australia 6872

Tel (08) 9322 2788
Fax (08) 9481 1669
Email hrl@herald.net.au
Web www.herald.net.au

28 November 2003

The Manager, Companies
The Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

Via ASX Online

RE: RESULTS OF 2003 ANNUAL GENERAL MEETING

The following resolutions as set out below were passed by a show of hands at the 2003 Annual General Meeting of the Company held today:

ORDINARY BUSINESS

Resolution 1 - Approval of Financial Statements and Reports

Resolution 2 - Re-election of Mr Terrence M Allen as a Director of the Company

In respect of each Resolution, the number of proxy votes exercisable by all proxies validly appointed and the total number of proxy votes in respect of which the appointments specified that:

- (i) the proxy was to vote for the resolution; and
- (ii) the proxy was to vote against the resolution; and
- (iii) the proxy was to abstain on the resolution; and
- (iv) the proxy was able to vote at the proxy's discretion

are set out in the following table:

	(i)	(ii)	(iii)	(iv)
RESOLUTION	FOR	AGAINST	ABSTAIN	DISCRETION
1	13,813,849	Nil	Nil	48,738
2	12,076,829	1,737,020	Nil	48,738

Yours faithfully

M WRIGHT
Executive Director/Company Secretary